SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Movano, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

62459M107

(CUSIP Number)

April 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 62459M107

1	NAME OF REPORTING PERSONS Peter A. Appel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,722,104
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
9,722,104
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,722,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on the 98,203,068 shares of Common Stock outstanding as of April 9, 2024.

Item 1(a).	Name of Issuer:

Movano, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6800 Koll Center Parkway

Pleasanton, CA 94566

Item 2(a).	Name of Person Filing:

Peter A. Appel

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3505 Main Lodge Drive

Coconut Grove, FL 33133

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

62459M107

Item 3.	Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of the close of business on April 9, 2024, Peter Appel (the “Reporting Person”) held (i) 9,722,104 shares of Movano Inc.’s (the “Issuer”) Common Stock, (ii) 2,420,844 pre-funded warrants to purchase one share of the Issuer’s Common Stock (the “Pre-Funded Warrants”), and (iii) 9,568,000 Warrants to purchase one share of the Issuer’s Common Stock (the “Warrants”); provided the holder of Pre-Funded Warrants and/or Warrants does not have the right to exercise any portion of its Pre-Funded Warrants and/or Warrants to the extent that the holder (together with its affiliates) would beneficially own more than 9.99% of the shares of Issuer Common Stock outstanding immediately after such exercise.

(b)	Percent of class: See responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: See responses to Item 5 on the attached cover page.

(ii)	Shared power to direct the vote: See responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

/s/ Peter A. Appel
Name: Peter A. Appel

[Signature page to Schedule 13G]

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